Consolidated Edison, Inc.

4 Irving Place

New York, NY 10003

September 18, 2007

CORRESPONDENCE

By EDGAR and Airborne Express

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3010

Attention: Ms. Ellie Quarles

Re:	Consolidated Edison, Inc.
Definitive 14A
Filed April 11, 2007
File No. 1-14514

Ms. Quarles:

On August 22, 2007, we received a letter from the Commission’s Division of Corporation Finance containing comments to the above-referenced filing. As we discussed today, Consolidated Edison, Inc. will respond to the comments by October 19, 2007.

Sincerely,

/s/ Saddie L. Smith
Saddie L. Smith
Secretary